                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 Consolidated Capital Institutional Properties/2
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                              ConCap Equities, Inc.
 -------------------------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29602
                                 (864) 239-1000
 -------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                  TRANSACTION VALUATION*    AMOUNT OF FILING FEE
                  ----------------------    --------------------
                      $ 4,619,853.56              $ 543.76

* For purposes of calculating the fee only. This amount assumes the purchase of 410,653.65 units of limited partnership interest of the subject partnership for $11.25 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $543.76               Filing Party:  AIMCO Properties, L.P.

Form or Registration No.:  Schedule TO/13E-3     Date Filed:    December 14, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 2 TO SCHEDULE TO

         This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on December 14, 2004, as amended by Amendment No. 1 thereto (the "Schedule TO"). This Amendment No. 2 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/2, a California limited partnership (the "Partnership"), at a price of $11.25 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated December 14, 2004 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.

         On February 11, 2005, AIMCO Properties, L.P. mailed a letter to the holders of Units of the Partnership and issued a press release announcing the extension of the expiration date of the Offer from midnight, New York City time, on February 10, 2005, to midnight, New York City time, on March 15, 2005. Copies of the press release and letter have been filed as Exhibits (a)(7) and (a)(8), respectively, to this Amendment No. 2.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is amended and supplemented as follows:

         (a)(7)   Press Release, dated February 11, 2005.

         (a)(8) Letter, dated February 11, 2005, from AIMCO Properties, L.P. to the limited partners of Consolidated Capital Institutional Properties/2.

         (a)(9) Letter of Transmittal and related Instructions (Exhibit (a)(2) to Consolidated Capital Institutional Properties/2's Schedule TO, filed with the Securities and Exchange Commission on December 14, 2004, is incorporated herein by reference).

                                    SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2005
                                          AIMCO PROPERTIES, L.P.

                                          By:  AIMCO-GP, INC.
                                               Its General Partner

                                          By:    /s/ Martha L. Long
                                               --------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          By:  /s/ Martha L. Long
                                               --------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                          AIMCO-GP, INC.

                                          By:  /s/ Martha L. Long
                                               --------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                          CONCAP EQUITIES, INC.

                                          By:  /s/ Martha L. Long
                                               --------------------------------
                                               Martha L. Long
                                               Senior Vice President

                                  EXHIBIT INDEX

    EXHIBIT NO.                          DESCRIPTION
    -----------   ----------------------------------------------
    (a)(7)        Press Release, dated February 11, 2005.

    (a)(8)        Letter, dated February 11, 2005, from AIMCO Properties, L.P. to the limited partners of Consolidated Capital Institutional Properties/2.

    (a)(9)        Letter of Transmittal and related Instructions (Exhibit (a)(2) to Consolidated
                  Capital Institutional Properties/2's Schedule TO, filed with the Securities and
                  Exchange Commission on December 14, 2004, is incorporated herein by reference).



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